EXHIBIT 12
GOODRICH CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(In millions, except for ratios)

	YEAR ENDED DECEMBER 31
	2008	2007	2006	2005	2004
COMPUTATION OF EARNINGS:
Income from continuing operations before income taxes	$966.6	$716.9	$456.8	$354.9	$205.1

Add back:
Interest expense, net of capitalized interest	111.3	123.6	124.3	128.6	138.5
Portion of rent expense representing interest	14.6	14.8	13.8	14.6	12.2
Amortization of debt issuance costs	1.1	1.3	1.7	2.3	2.5
Minority interest and earnings (losses) from equity investments	15.3	24.3	14.8	11.5	9.1

EARNINGS	$1,108.9	$880.9	$611.4	$511.9	$367.4

COMPUTATION OF FIXED CHARGES:
Interest expense, net of capitalized interest	$111.3	$123.6	$124.3	$128.6	$138.5
Portion of rent expense representing interest	14.6	14.8	13.8	14.6	12.2
Amortization of debt issuance costs	1.1	1.3	1.7	2.3	2.5
Capitalized interest	4.5	4.7	4.6	1.4	0.5

FIXED CHARGES	$131.5	$144.4	$144.4	$146.9	$153.7

RATIO OF EARNINGS TO FIXED CHARGES	8.43	6.10	4.23	3.48	2.39